LAWLER & ASSOCIATES

a professional law corporation

41877 Enterprise Circle North, Suite 220

Temecula, California 92592

Telephone: 951-506-8888

Facsimile: 951-506-8877

W. Scott Lawler, Esq.

    Admitted in California

     Friday, December 23, 2005

Via Edgar and Facsimile 202-772-9205

Mr. Larry Spirgel

Division of Corporate Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:

TransAKT Corp.

File No. 000-50392

Dear Mr. Spirgel:

I am U.S. securities counsel for TransAKT Corp.  Further to your letter to TransAKT Corp. dated November 18, 2005, regarding TransAKT’s Form 20-F for the fiscal year ended December 31, 2004, and our subsequent correspondence dated December 5, 2005, we provide further comment below.

I have been in communication with TransAKT’s CFO, who has been working with the company’s accountants and independent registered auditors with regards to the issues raised in your comment letter.  Despite earlier projections of filing the 20-F, TransAKT has not been able to complete the work and review by its auditors. TransAKT intends to file the amended Form 20-F by Monday, January 9, 2006.  We hope that this will be acceptable to you and not cause any problems or concerns.

If you would like to discuss this with me, please contact me at 951-506-8888.

Sincerely,

/s/ W. Scott Lawler

W. Scott Lawler, Esq.